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o, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Crompton Corporation  - Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 (the "Registration Statement") of Crompton Corporation (the "Company"), the Company hereby makes the following representations to the Commission:

         (1) the Company is registering under the Securities Act of 1933, as amended (the "Securities Act"), its exchange 9-7/8% Senior Notes due 2012 and related subsidiary guarantees, and its exchange Senior Floating Rate Notes due 2010 and related subsidiary guarantees (collectively, the "exchange notes") to be offered in the exchange offer (the "exchange offer") in reliance on the staff's the position in SHEARMAN & STERLING (available July 2, 1993), MORGAN STANLEY CO. INCORPORATED (available June 5, 1991) and EXXON CAPITAL HOLDING CORPORATION (available May 13, 1988) (the "Exxon Capital Letter"); and

         (2) the Company has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Company's information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that (A) if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the exchange notes (i) could not rely on the staff position enunciated in the Exxon Capital letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and (B) that any broker-dealer who holds the 9-7/8% Senior Notes due 2012 and related subsidiary guarantees, and the Senior Floating Rate Notes due 2010 and related subsidiary guarantees (collectively, the "initial notes") for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such initial notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. The Company acknowledges that a secondary resale transaction as described in clause A above should be covered by an effective registration statement containing (except in the case of sales by a broker-dealer of exchange notes received in exchange for initial notes acquired for its own account as a result of market-making or other trading activities) the selling securityholder information required by
                  Item 507 of Regulation S-K under the Securities Act.

Very truly yours,



_____________________
Karen R. Osar
Executive Vice President and Chief Financial Officer